Exhibit 21
SUBSIDIARIES OF COHU, INC.

PLACE OF
LEGAL ENTITY NAME	INCORPORATION
Delta Design, Inc. (1)	Delaware
FRL, Incorporated	California
Broadcast Microwave Services, Inc. (2)	California
Delta Design (Littleton), Inc.	Delaware
Cohu Foreign Sales Ltd.	Barbados

(1) Delta Design, Inc. owns the following subsidiaries:
Delta Design Singapore PTE LTD	Singapore
Delta Design Philippines LLC	Delaware
Cohu S.A.	Costa Rica
Delta Design Europe GmbH	Germany
Rasco GmbH	Germany
Rosenheim Automation Systems Corporation	California

(2)	Broadcast Microwave Services, Inc. owns the following subsidiaries:
Broadcast Microwave Services Europe Holding GmbH	Germany
Broadcast Microwave Services Europe Verwaltungs GmbH	Germany
Broadcast Microwave Services Europe GmbH & Co. KG	Germany